As filed with the Securities and Exchange Commission on July 21, 2014.

Securities Act File No.  333-177738
Investment Company Act File No. 811-22224

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(CHECK APPROPRIATE BOX OR BOXES)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
☐  PRE-EFFECTIVE AMENDMENT NO._
☒ POST-EFFECTIVE AMENDMENT NO. 5

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 13	☒

Arden Sage Multi-Strategy Institutional Fund, L.L.C.
(Exact name of Registrant as specified in Charter)

Arden Asset Management LLC
375 Park Avenue
32nd Floor
 New York, New York 10152

(Address of principal executive offices)

Registrant's Telephone Number, including Area Code: (212) 751-5252

Craig Krawiec
Arden Asset Management LLC
375 Park Avenue
32nd Floor
 New York, New York 10152

(212) 751-5252

(Name and address of agent for service)

Copies to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
Avenue of the Americas
 New York, New York 10036

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-177738) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 5 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 5 shall become effective upon filing with the SEC.

PART C

 OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

25(1)	Financial Statements:

The financial statements of the Registrant for the fiscal year ended March 31, 2014 (audited) are incorporated by reference to Part B of Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, File No. 333-177738, filed on June 5, 2014.

25(2)	Exhibits

(a)(1)	Certificate of Formation, incorporated by reference to Exhibit 25(2)(a)(1) of the Registrant's Registration Statement on Form N-2, File No. 333-152795, filed on August 6, 2008.

(a)(2)
Amended and Restated Limited Liability Company Agreement of the Registrant is incorporated by reference to Appendix A to the Prospectus included in Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, File No. 333-177738, filed on June 5, 2014.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Incorporated by reference to Exhibits (a)(2) and (b) above.

(e)	Not Applicable.

(f)	Not Applicable.

(g)
Form of Advisory Agreement between the Registrant and Arden Asset Management LLC is incorporated by reference to Exhibit 25(2)(g) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177738, filed on March 2, 2012.

(h)
Form of Distribution Agreement between the Registrant and Arden Securities LLC and Form of Selected Dealer Agreement is incorporated by reference to Exhibit 25(2)(h) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177738, filed on March 2, 2012.

(i)	Not Applicable.

(j)
Form of Custodian Services Agreement between the Registrant and SEI Private Trust Company is incorporated by reference to Exhibit 25(2)(j) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-152795, filed on December 31, 2008.

(k)(1)
Form of Administration Agreement between the Registrant and SEI Investments Global Funds Services is incorporated by reference to Exhibit 25(2)(k)(1) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-152795, filed on December 31, 2008.

(k)(2)
Form of Member Services Agreement between the Registrant and Arden Securities LLC is incorporated by reference to Exhibit 25(2)(k)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177738, filed on March 2, 2012.

(k)(3)
Form of Escrow Agreement between the Registrant and SEI Investments Global Funds Services is incorporated by reference to Exhibit 25(2)(k)(4) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-152795, filed on December 31, 2008.

(k)(4)
Form of Master/Feeder Agreement is incorporated by reference to Exhibit 25(2)(k)(5) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-152795, filed on December 31, 2008.

(k)(5)	Power of Attorney is incorporated by reference to Exhibit 25(2)(k)(5) of the Registrant's Registration Statement on Form N-2, File No. 333-177738, filed on November 4, 2011.

(k)(6)
Amended and Restated Expense Limitation Agreement between Registrant and Arden Asset Management LLC is incorporated by reference to Exhibit (k)(6) of the Registrant’s Registration Statement on Form N-2, File No. 177737, filed on July 18, 2013.

(l)
Opinion and Consent of Schulte Roth & Zabel LLP is incorporated by reference to Exhibit 25(2)(l) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177738, filed on March 2, 2012.

(m)	Not Applicable.

(n)(1)	Consent of independent registered public accounting firm of the Registrant is filed herewith.

(n)(2)
Form of Tax Opinion of Schulte Roth & Zabel LLP is incorporated by reference to Exhibit 25(2)(n)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-152795, filed on December 31, 2008.

(o)	Not Applicable.

(p)
Certificate of Initial Member is incorporated by reference to Exhibit 25(2)(p) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-152795, filed on December 31, 2008.

(q)	Not Applicable.

(r)(1)
Code of Ethics of the Registrant is incorporated by reference to Exhibit 25(2)(r)(1) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177738, filed on March 2, 2012.

(r)(2)
Code of Ethics of the Adviser is incorporated by reference to Exhibit 25(2)(r)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-177738, filed on March 2, 2012.

Item 26.	Marketing Arrangements

Please refer to Item 25(2)(h) above.

Item 27.	Other Expenses of Issuance and Distribution

All Figures are estimates
Blue sky fees and expenses	$26,000
Accounting Fees and expenses	$2,500
Legal fees and expenses	$60,000
Printing and engraving	$25,000
Miscellaneous	$0
Total	$113,500

Item 28.	Persons Controlled By or Under Common Control

    Not Applicable

Item 29.	Number of Holders of Limited Liability Company Interests

The following table sets forth the approximate number of record holders of the Registrant's units of limited liability company interests as of [June 1, 2014.]

Title of Class	Number of Record Holders
Units of Limited Liability Company Interests	___

Item 30.	Indemnification

Reference is made to Section 3.8 of the  Registrant's Second Amended and Restated Limited Liability Company Agreement (the "Company Agreement"), incorporated by reference to Appendix A to the Prospectus included in Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, File No. 333-177738, filed on June 5, 2014. The Registrant hereby undertakes that it will apply the indemnification provision of the Company Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange  Commission under the Investment Company Act of1940, as amended (the "1940  Act"), so long as the  interpretation  therein of Sections 17(h) and 17(i) of such Act remains in effect.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to managers, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification  against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager,  officer or controlling person, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification  by it is against public policy as expressed in the Securities  Act and will be governed by the final adjudication of such issue.

Pursuant to the Distribution Agreement between the Registrant and Arden Securities LLC (the "Distributor"), the Distributor will indemnify and hold harmless the Registrant and each of its managers and officers and each person, if any, who controls the Registrant, against any claims, demands, losses, damages, costs, charges, payments, liabilities and expenses, as incurred, arising by reason of any person acquiring any interests, which may be based upon the Securities Act, or on any other statute or at common law, on the ground that any registration statement or other offering materials, as from time to time amended and supplemented, or an annual or interim report to members of the Registrant, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, if such statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant in connection therewith by or on behalf of the Distributor.

Additionally, pursuant to the Selected Dealer Agreement, any selected dealer (the "Selected Dealer") appointed by the Distributor will indemnify and hold harmless the Distributor, the Registrant, each person affiliated with the Distributor or the Registrant, and their respective officers, directors, employees, partners and shareholders from and against any loss, liability, claim, damage or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damage or expense and reasonable counsel fees incurred in connection therewith) as incurred, arising in connection with the Selected Dealer's violation of any of the provisions of the Selected Dealer Agreement. The foregoing indemnity does not protect the Distributor, the Registrant or any such affiliated persons, officers, directors, shareholders, partners or employees thereof against any liability to the Registrant of its security holders to which the Distributor, the Registrant or any such person would otherwise be subject by reason of 1) willful misfeasance, bad faith or gross negligence in the performance of their duties to the Registrant or the Registrant's security holders, or 2) reckless disregard of the their obligations and duties under the Selected Dealer Agreement.

Item 31.	Business and Other Connections of Investment Adviser

There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each executive officer and manager of Arden Asset Management LLC (the "Adviser") is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.

To the knowledge of the Registrant, none of the managers or executive officers of the Adviser are or have been, at any time during the past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

The Adviser provides investment advisory and management services to the Registrant and to the fund in which the Registrant invests substantially all of its assets.  The Adviser is a Delaware limited liability company.  Information with respect to each manager and executive officer of the Adviser is incorporated by reference to Form ADV filed by the Adviser with the SEC pursuant to the Investment Advisers Act of 1940, as amended (File no. 801-61080).  The principal business address of the Adviser is 375 Park Avenue, 32nd Floor, New York, New York 10152.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Arden Sage Multi-Strategy Institutional Fund, L.L.C., 375 Park Avenue, 32nd Floor, New York, New York 10152;

(2)	the Administrator, SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456;

(3)	the Custodian, SEI Private Trust Company, One Freedom Valley Drive, Oaks, Pennsylvania 19456;

(4)	the Adviser, Arden Asset Management LLC, 375 Park Avenue, 32nd Floor, New York, New York 10152; and

(5)	Robeco Investment Management, Inc., the Registrant's former investment adviser, 909 Third Avenue, New York, New York 10022.

Item 33.	Management Services

Except as described under "The Advisory Agreements" and "Administrator" in this Registration Statement, the Registrant is not party to any management service related contract.

Item 34.	Undertakings

The  Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective  amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment  thereof) which, individually or in the aggregate, represent a fundamental change in the information  set forth in the registration statement; and (3) to include any material  information with respect to any plan of distribution not previously disclosed in the registration statement or any  material change to such information in the registration statement.

The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement  relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, the Registrant's Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and Arden Sage Multi-Strategy Master Fund, L.L.C. certify that they have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 21st day of July, 2014.

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.

ARDEN SAGE MULTI-STRATEGY MASTER FUND, L.L.C.

By:	/s/ Craig Krawiec
Craig Krawiec
Manager, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities as managers and officers of the Registrant and Arden Sage Multi-Strategy Master Fund, L.L.C., and on the dates indicated.

Signature	Title	Date
/s/ Craig Krawiec	Manager, President and Chief Executive Officer	July 21, 2014
Craig Krawiec

/s/Charles S. Crow, III*	Manager	July 21, 2014
Charles S. Crow, III

/s/ Richard B. Gross*	Manager	July 21, 2014
Richard B. Gross

/s/ David C. Reed*	Manager	July 21, 2014
David C. Reed

/s/ Andrew Katz*	Chief Financial Officer	July 21, 2014
Andrew Katz

*  This registration statement has been signed by each of the persons so indicated by the undersigned as attorney in fact.
/s/ Craig Krawiec

Craig Krawiec, Attorney-in-Fact

EXHIBIT INDEX

Exhibits	Description

(n)(1)	Consent of the independent registered public accounting firm of the Registrant